UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended:

December 31, 2023

FUNDHOMES I, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	88-1411903
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1700 Westlake Ave. N., Suite 200, Seattle, Washington 98109

(Full mailing address of principal executive offices)

(206) 822-3649

(Issuer’s telephone number, including area code)

www.fundhomes.com

(Issuer’s website)

Title of each class of securities issued pursuant to Regulation A: Series FL01

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Annual Report on Form 1-K (this “Form 1-K”) includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Fundhomes platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “Potential,” “predicts,” “projects,” “seeks,” “should, “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Form 1-K are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither the Company nor the Manager can guarantee future performance, or that future developments affecting the Company, the Manager or the Fundhomes platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which, including the impact of the COVID-19 coronavirus, are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described below under the heading “RISK FACTORS” in the offering statement (“Offering Statement”) on Form 1-A filed by the company with the Securities and Exchange Commission (the “Commission”), as may be amended, and in our subsequent reports and offering statements filed from time to time with the Commission. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ii

MARKET AND OTHER INDUSTRY DATA

This Form 1-K includes market and other industry data and estimates that are based on our management’s knowledge and experience in the markets in which we operate. The sources of such data generally state that the information they provide has been obtained from sources they believe to be reliable, but we have not investigated or verified the accuracy and completeness of such information. Our own estimates are based on information obtained from our and our affiliates’ experience in the markets in which we operate and from other contacts in these markets. We are responsible for all of the disclosure in this Form 1-K, and we believe our estimates to be accurate as of the date of this Form 1-K or such other data stated herein. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for the estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market and other industry data included in this Form 1-K, and estimates and beliefs based on that data, may not be reliable.

iii

Item 1. Description of Business

Company Overview

The Company was formed in the State of Delaware on March 16, 2022. The Company is an investment vehicle which intends to enable investors to own fractional ownership of a specific vacation rental property. This lowers the cost-of-entry and minimizes the time commitment for real estate investing. An investment in the Company entitles the investor to the potential economic and tax benefits normally associated with direct property ownership, while requiring no investor involvement in asset or property management.

The Company intends to establish separate Series for the holding of vacation rental properties to be acquired by the Company. Notably, the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a particular Series of the Company will be enforceable against the assets of the applicable Series only, and not against the assets of the Company. In addition, the Company will manage all properties related to the various Series including the sales of property, property vacation bookings, maintenance and insurance.

Fundhomes, Inc., a Delaware corporation is the Manager of the Company. The Manager was incorporated in the State of Delaware on March 16, 2022. The Manager is a real estate investment platform that allows individual investors to have direct access to quality vacation rental estate investment opportunities and invest in individual vacation rental properties.

Intended Business Process

Generally, the Company and the Manager intends to arrange for the purchase of a specific residential property either directly by the Series or by the Manager or one of its wholly owned subsidiaries, as described below:

If the Manager or one of its subsidiaries purchased the property directly, then, after the relevant Series has obtained sufficient financing, it would sell the property to that Series for an amount equal to the original purchase price (including closing costs) plus holding costs, renovation costs and furnishing expenses incurred by the Manager prior to the sale to the Series as well as the applicable sourcing fee specified in the Series Designation for the relevant Series.

In cases where the Manager identifies and intends to have the Series purchase that property directly from a third-party seller, it would include a financing condition in the purchase contract for the property. If the Series fails to raise sufficient funding in the offering, the Company would terminate the purchase contract without purchasing the property.

Property Overview

On April 18th, 2022, the Company established Series FL01 for the purpose of acquiring the property at 606 Birkdale St, Davenport, FL 33897 (“Series FL01 Property”) from Gary Bennett and Roslyn Bennett pursuant to that certain purchase and sale agreement attached as Exhibit 6.4 to the Offering Statement. A description of the Series FL01 Property is below as well as set forth on the Series Designation attached as Exhibit 3.1 to the Offering Statement.

Property Address:	606 Birkdale St, Davenport, FL 33897
Type of Property:	$499,950
Square footage:	2,313
Acreage:	0.15
Units:	1
Beds / Baths:	5 beds / 3 baths
Anticipated Capital Improvements Cost (if any):	$10,000
Anticipated Estimated Capital Improvements (if any):	Add a bedroom
Estimated furnishings and other expenses to prepare the property for booking:	$30,300
Property Debt (if any):	$374,900 from Interfirst Mortgage Company secured by a first lien position against the property $180,000 unsecured loan from Fundhomes, Inc.

Plan of Operations

The Company intends to focus on acquiring properties located in the United States, that are expected to include:

●	Single family homes;

●	Condos; and

●	Small multi-family properties.

The Company chooses properties based on large-scale historical and marketing data and rich real-estate experiences from our team’s real-estate experts. Some factors we look to include:

●	Properties located in vacation destinations

●	Above local average market cap rate for all types of real estate properties, such as multi-families, single-families, commercial buildings, etc.

●	Located in a geographic region where there is room for appreciation.

●	Well-maintained structures to avoid future risks.

●	Well-organized reservation or booking system to minimize legal risks.

Our Investment Process

Our investment process leverages our network of renter demand, experienced team members, and data analysis to make our investment decisions:

●	Sourcing: The Company will use an in-house acquisition team (using industry leading analysis and screening tools) in collaboration with local real estate professionals to find and source investment opportunities. The opportunities may include individual homes listed on the MLS, bulk rental home portfolios, BFR (built-for-rent) communities, and off-market deals sourced by our staff and from leads generated from our member network. Sourcing will focus on properties located in vacation destinations.

●	Due Diligence: The Company evaluates potential investments against our stated investment criteria. Once a geographic market is selected, our due diligence will focus on the sub-market and the property itself. Value analysis will include projected rental rates and home values, relying on a combination of first-party data, automated valuation models, or AVMs, or third-party independent appraisals. Property level analysis will look at standard risk factors including condition of title, discernable structural defects in the home, environmental issues, and other hazards such as floods & earthquakes.

●	Investment Committee: Once our acquisition team recommends a home purchase, the investment committee will convene to review due diligence materials and issue a go or no-go decision.

●	Property Purchase: A property will be purchased by the Manager or the Series. If purchased by the Manager, the Series will purchase it from the Manager as described below under “Acquisition Mechanics”.

●	Furnishing: Upon completing the acquisition of a specific property, each Series will be responsible for the costs and expenses associated with furnishing the Series property, so it is ready for booking.

●	Ongoing Management: The Manager’s affiliate Fundhomes Property Management, LLC, a Delaware limited liability company (“Fundhomes PM”) will serve as the property manager for all of our properties. Fundhomes PM will maintain books and records, inspect each home and ensure that it is properly maintained, handle maintenance requests, be responsible for short-term rental compliance, schedule cleaning, purchase and place supplies, communicate with guests and file damage complains with the applicable online rental platform. Notwithstanding the foregoing, our Manager may elect to engage a third-party property management company in lieu of Fundhomes PM.

Investment Decisions and Asset Management

Within our investment policies and objectives, the Manager will have discretion with respect to the selection of specific investments and the purchase and sale of our properties. We believe that successful real estate investment requires the implementation of strategies that permit favorable purchases, effective asset management and timely disposition of those assets. As such, we have developed a disciplined investment approach that combines the experience of our Manager with a structure that emphasizes thorough market research, stringent underwriting standards and an extensive down-side analysis of the risks of each investment. The approach also includes active and aggressive management of each asset acquired.

To execute our disciplined investment approach, the Manager will take responsibility for the business plan of each investment. The following practices summarize our investment approach:

●	Local Market Research: Our Manager will extensively research the acquisition and underwriting of each transaction, utilizing both real time market data and the transactional knowledge and experience of our network of professionals and in market relationships.

●	Underwriting Discipline: Our Manager will follow a tightly controlled and managed process to examine all elements of a potential investment, including, with respect to real property, its location, income-producing capacity, prospects for long-range appreciation, tax considerations and liquidity.

●	Risk Management: Risk management will be a fundamental principle in the management of each of our properties. Operating or performance risks arise at the investment level and often require real estate operating experience to cure. Our Manager will review the operating performance of investments against projections and provide the oversight necessary to detect and resolve issues as they arise.

●	Asset Management: Prior to the purchase of a property, our Manager will develop a property business strategy which will be customized based on the acquisition and underwriting data. This is a forecast of the action items to be taken and the capital needed to achieve the anticipated returns. The Manager will review asset business strategies regularly to anticipate changes or opportunities in the market during a given phase of a real estate cycle.

Investments in Real Property

Our investment in real estate generally will take the form of holding fee title. We will acquire such interests either directly or indirectly through limited liability companies or through investments in joint ventures, partnerships, co-tenancies or other co-ownership arrangements with third parties or affiliates of the Manager.

Our obligation to purchase any property generally will be conditioned upon the delivery and verification of certain documents from the seller or developer, including, where appropriate:

●	plans and specifications;

●	evidence of marketable title subject to such liens and encumbrances as are acceptable to the Manager;

●	auditable financial statements covering recent operations of properties having operating histories; and

●	title and liability insurance policies.

We may seek to enter into arrangements with the seller or developer of a property whereby the seller or developer agrees that, if during a stated period the property does not generate a specified cash flow, the seller or developer will pay in cash to us a sum necessary to reach the specified cash flow level, subject in some cases to negotiated dollar limitations. In determining whether to purchase a particular property, we may, in accordance with customary practices, obtain an option on such property. The amount paid for an option, if any, is normally surrendered if the property is not purchased and is normally credited against the purchase price if the property is purchased.

Investment Process

The Manager has the authority to make all the decisions regarding our investments consistent with the investment objectives and leverage policies approved by the Manager and subject to the limitations in the Operating Agreement attached as Exhibit 2.2 to the Offering Statement.

The Manager will focus on the sourcing, acquisition and management of properties located in vacation destinations. It will source our investments from former and current financing and investment partners, third-party intermediaries, competitors looking to share risk and investment, and securitization or lending departments of major financial institutions.

In selecting investments for us, the Manager will utilize the Manager’s investment and underwriting process, which focuses on ensuring that each prospective investment is being evaluated appropriately. In addition to the specific investment criteria listed above, our Manager will consider the following factors when evaluating prospective investment opportunities:

●	macroeconomic conditions that may influence operating performance;

●	real estate market factors that may influence real estate valuations, real estate financing or the economic performance of real estate generally;

●	real estate and leasing market conditions affecting the real estate;

●	the cash flow in place and projected to be in place over the expected hold period of the real estate;

●	the appropriateness of estimated costs and timing associated with capital improvements of the real estate;

●	a valuation of the investment, investment basis relative to its value and the ability to liquidate an investment through a sale or refinancing of the real estate;

●	review of third-party reports, including appraisals (or valuations), engineering and environmental reports;

●	physical inspections of the real estate and analysis of markets; and

●	the overall structure of the investment and rights in the transaction documentation.

If a potential investment meets the Manager’s underwriting criteria, the Manager will review the proposed transaction structure, including, with respect to joint ventures, distribution and waterfall criteria, governance and control rights, buy-sell provisions and recourse provisions. The Manager will evaluate our position within the overall capital structure and our rights in relation to other partners or capital tranches. The Manager will analyze each potential investment’s risk-return profile and review financing sources, if applicable, to ensure that the investment fits within the parameters of financing facilities and to ensure performance of the real estate asset.

Leverage Policy

The Company may borrow funds to purchase or refinance its properties and, if it does, would expect to have a 30-90% loan to value ratio. The Company may borrow funds using traditional mortgage products, non-qualified mortgages, home-equity conversion mortgages, line of credit, or other conventional or unconventional products. Any applicable blanket loan product may utilize a cross collateralization lien for qualification purposes and could expand beyond any individual series.

Acquisition Mechanics

Generally, the Company and the Manager intends to arrange for the purchase of a specific residential property either directly by the Series or by the Manager or one of its wholly owned subsidiaries, as described below:

If the Manager or one of its subsidiaries purchased the property directly, then, after the relevant Series has obtained sufficient financing, it would sell the property to that Series for an amount equal to the original purchase price (including closing costs) plus holding costs, renovation costs and furnishing expenses incurred by the Manager prior to the sale to the Series as well as the applicable acquisition fee specified in the Series Designation for the relevant Series.

In cases where the Manager identifies and intends to have the Series purchase that property directly from a third-party seller, it would include a financing condition in the purchase contract for the property. If the Series fails to raise sufficient funding in the offering, the Company would terminate the purchase contract without purchasing the property. Alternatively, as in the case of Series FL01, the Manager may establish a series to purchase the property and such purchase may be financed initially in part with a loan from the Manager which would then be repaid upon the Series successfully raising the capital.

The Manager reserves the right to adjust the acquisition mechanics described above in its sole discretion. To the extent that the Manager does so adjust the acquisition mechanics in any material way, we will create a supplement to the Offering Statement to reflect such material adjustment.

Disposition Policies

We intend to hold and manage the properties we acquire for a period of approximately ten (10) years. As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions and whether the value of the property is anticipated to appreciate or decline substantially. The Manager may determine that it is in the best interests of Series investors to sell a property earlier than ten (10) years.

When we determine to sell a particular property, we will seek to achieve a selling price that maximizes the capital appreciation for investors based on then-current market conditions. We cannot assure you that this objective will be realized.

Following the sale of a property, the Manager will distribute the proceeds of such sale, net of the property disposition fee as described below, to the interest holders of the applicable Series (after payment of any accrued liabilities or debt on the property or of the Series at that time).

Description of the Property Management Agreement

The Company will appoint an affiliate of the Manager, Fundhomes Property Management, LLC, a Delaware limited liability company (“Fundhomes PM”), to serve as property manager to manage the underlying property of each Series pursuant to a Series specific property management agreement.

Authority: Fundhomes PM shall have sole authority and complete discretion over the care, custody, maintenance and management of the applicable Series property and may take any action that it deems necessary or desirable in connection with each Series property, subject to the limits set for in the Agreement.

Performance of Series Property: Fundhomes PM gives no warranty as to the performance or profitability of the Series property or as to the performance of any third party engaged by Fundhomes PM hereunder.

Compensation and Expenses: Each Series will pay, monthly, a property management fee to the Fundhomes PM, equal to twenty percent (20.0%) of the net proceeds received by the Series during the immediately preceding month. Fundhomes PM shall also receive a cleaning fee for each rental period.

Each Series will bear all expenses of the applicable Series property and shall reimburse the Fundhomes PM for any such expenses paid by the Fundhomes PM on behalf of the applicable Series together with a reasonable rate of interest.

Duration and Termination: Each property management agreement shall remain in effect until terminated by either party. Either party may terminate a property management agreement by providing thirty (30 days written notice).

Marketing and Distribution Channels

We market our properties primarily through the following vacation rental platforms:

●	AirBNB

●	Vrbo

●	Expedia (which integrates Vrbo listing)

●	Yirental (an affiliate of the Manager)

●	Fundhomes platform

Each of these third-party platforms enables travelers to search for available lodgings in a particular city or geographic area for the duration of their intended stay. The platforms facilitate travelers’ bookings by reserving the days booked at a particular property, accepting traveler payments, including security deposits, remitting payments to us and refunding, as needed, security deposits and payments related to cancellations.

We pay these platforms the following fees in connection each property that we list on the site:

Platform	Service Fee	Other Fees
AirBNB	3% of total booking amount	N/A
Vrbo (including Expedia)	5% of total booking amount	3% credit card processing fee
Yirental	1% of total booking amount	N/A
Fundhomes platform	$0.00	N/A

Competition

The Company competes with many others engaged in real estate in general and vacation rental operating activities in particular, including but not limited to individuals, corporations, bank and insurance company investment accounts, real estate investment trusts, and private real estate funds. In particular, the Company intends to list its vacation rental properties through established vacation rental booking platforms, such as AirBNB and Vrbo, and the Company’s properties will compete will all other properties listed in those sites in the vicinity of the Company’s property, as well as other traditional accommodations such as hotels which may have built-in client bases and significantly greater resources and the ability to withstand economic downturns or off-peak vacancies. This market is competitive and rapidly changing. Significant increases in the number of listings for short-term vacation rentals in the geographic areas where the Company’s properties are located, if not met by a similar increase in demand for short-term rentals, is likely to cause downward pressure on rental rates and, potentially, impact to value of the Series property. The Company expects competition to persist and intensify in the future, which could harm its ability to generate sufficient rental income from its vacation properties or acquire additional properties on terms that investors find to be reasonable.

Operating Expenses

Each Series of our Company will be responsible for the following costs and expenses attributable to the activities of our Company related to such Series (we refer to these as “Operating Expenses”):

●	any and all fees, costs and expenses incurred in connection with the management of a Series property, including Home Ownership Association fees, income taxes, marketing, security and maintenance;

●	any fees, costs and expenses incurred in connection with preparing any reports and accounts of each Series, including any blue sky filings required in order for a Series to be made available to investors in certain states and any annual audit of the accounts of such Series (if applicable);

●	any and all insurance premiums or expenses, including directors and officers insurance of the directors and officers of the Manager or a property manager, in connection with the Series property;

●	any withholding or transfer taxes imposed on our Company or a Series or any of the members as a result of its or their earnings, investments or withdrawals;

●	any governmental fees imposed on the capital of our Company or a Series or incurred in connection with compliance with applicable regulatory requirements;

●	any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against our Company, a Series or a property manager in connection with the affairs of our Company or a Series;

●	the fees and expenses of any administrator, if any, engaged to provide administrative services to our Company or a Series;

●	any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Manager in connection with a Series;

●	the cost of the Company’s tax returns and circulation of reports to investors;

●	the fees, costs and expenses incurred in connection with making of any tax filings on behalf of a Series and circulation of reports to investors;

●	any indemnification payments to be made pursuant to the requirements of the Operating Agreement;

●	the fees and expenses of our Company’s or a Series’ counsel in connection with advice directly relating to our Company’s or a Series’ legal affairs;

●	the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Manager in connection with the operations of our Company or a Series;

●	utilities, wifi, cable, supplies, cleaning, repairs; and

●	any similar expenses that may be determined to be Operating Expenses, as determined by the Manager in its reasonable discretion.

The Manager will bear its own expenses of an ordinary nature, including, all costs and expenses on account of rent, supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures.

If the Operating Expenses exceed the amount of revenues generated from a Series property and cannot be covered by any Operating Expense reserves on the balance sheet of such Series property, the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the applicable Series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by such Series property (which we refer to as Operating Expenses Reimbursement Obligation(s) (as defined in the Operating Agreement)), and/or (c) cause additional interests to be issued in the such Series in order to cover such additional amounts.

Allocations of Expenses

To the extent relevant, costs and expenses, including Operating Expenses, revenue generated from Series properties and any indemnification payments made by the Manager will be allocated among the various Series interests in accordance with the Manager’s allocation policy set forth below. The allocation policy requires the Manager to allocate items that are allocable to a specific Series to be borne by, or distributed to (as applicable), the applicable Series. If, however, an item is not allocable to a specific Series but to our Company in general, it will be allocated pro rata based on the value of the Series properties or the number of properties, as reasonably determined by the Manager or as otherwise set forth in the allocation policy. By way of example, as of the date hereof it is anticipated that revenues and expenses will be allocated as follows:

Revenue or Expense Item:	Details		Allocation Policy (if such revenue) or expense is not clearly allocable to a specific Series
Revenue	Each Series will have rental income from the Series property.		Allocable directly to the applicable Series property.

Acquisition Expenses	Each Series will have certain costs and expenses associated with acquiring a Series property.		Allocable directly to the applicable Series property.

Rent Ready Expenses	Each Series will have certain costs and expenses associated with readying the Series property for rental.		Allocable directly to the applicable Series property.

Offering Expenses	1.	Legal expenses related to the preparation of regulatory paperwork (offering materials) for a Series.	1.	Not allocable; to be borne by the Manager.

	2.	Audit and accounting work related to the regulatory paperwork or a Series	2.	Allocable directly to the applicable Series property.

	3.	Compliance work including diligence related to the preparation of a Series.	3.	Not allocable; to be borne by the Manager.

	4.	Insurance of a Series property as at time of acquisition.	4.	Allocable directly to the applicable asset.

	5.	Broker fees other than cash commissions (e.g., expense reimbursement).	5.	Not allocable; to be borne by the Manager.

	6.	Preparation of marketing materials.	6.	Not allocable; to be borne by the Manager.

Indemnification Payments	Indemnification payments under the Operating Agreement		Allocable pro rata to the value of each Series property

Notwithstanding the foregoing, the Manager may revise and update the allocation policy from time to time in its reasonable discretion without further notice to the investors.

The Fundhomes Platform

Fundhomes, Inc., the Manager, owns and operates a web-based and mobile accessible investment platform, the Fundhomes platform. Through the use of the Fundhomes platform, investors can browse and screen the investments offered by each of our Series, now existing or to be formed by our Company in the future, and sign legal documents to purchase Series interests, electronically.

Transferability

The Manager may refuse a transfer by an interest holder of its Interest in a Series if such transfer would result in (a) there being more than 2,000 beneficial owners in such series or more than 500 beneficial owners that are not “accredited investors,” (b) the assets of a Series being deemed plan assets for purposes of ERISA, (c) a change of U.S. federal income tax treatment of our Company and/or a Series, or (d) our Company, any Series, the Manager, or its affiliates being subject to additional regulatory requirements. Furthermore, as the Interests are not registered under the Securities Act, transfers of Interests may only be effected pursuant to exemptions under the Securities Act and permitted by applicable state securities laws. See “DESCRIPTION OF THE SECURITIES BEING OFFERED–Restrictions on Ownership and Transfer” in the Offering Statement for more information.

Distribution Rights

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the Operating Agreement. We expect the Manager to make distributions on a quarterly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion. For example, the Manager may determine to hold distributions until the effective distribution amount, per investor, equals or exceeds $5.00. In this case, the Manager would accrue these distributions in an escrow account or other segregated account to be distributed once the minimum distribution amount has been reached or exceeded. See “DESCRIPTION OF THE SECURITIES BEING OFFERED-Distribution Rights” in the Offering Statement

Regulation

As an owner/operator of vacation rental properties, we are subject to federal, state and local regulations governing short-term rental operations, most notably tax regulations and licensing requirements that differ from state to state and city to city. For example, Florida’s 6.0% state sales tax, plus any applicable discretionary sales surtax, applies to rental charges paid to occupy living quarters or sleeping or housekeeping accommodations for rental periods of six months or less. Such accommodations include hotel and motel rooms, condominium units, timeshare resort units, single-family homes, apartments or units in multiple unit structures, mobile homes, beach or vacation houses, campground sites, and trailer or RV parks. An operator must obtain a certificate of registration from Florida’s department of revenue for each place of business before collecting any taxes. Individual Florida counties may impose a local tax on transient rental accommodations, such as the tourist development tax, convention development tax, tourist impact tax, or municipal resort tax. Currently our properties are subject to Florida state taxes but not any additional county taxes. We are also not currently subject to any licensing requirements.

We are also subject to federal state and local laws that affect property ownership generally, including environmental laws, certificates of occupancy limitations, and laws related to accommodations for persons with disabilities. See the discussion in “RISK FACTORS” in the Offering Statement regarding some of these regulations and the risks they pose for our business.

The Company believes it is in compliance with all necessary federal, state, and local regulations involved in its business.

Litigation

The Company is not a party to any current litigation.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of the financial statements and financial condition of the Company and results of its operations together with its financial statements and related notes appearing at the end of this Offering Statement. This discussion contains forward-looking statements reflecting the Company’s current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to several factors, including those discussed in the section entitled “RISK FACTORS” and elsewhere in the Offering Statement.

Overview

The Company was incorporated in the State of Delaware on March 16, 2022. The Company is an investment vehicle which intends to enable investors to own fractional ownership of a specific vacation rental property. This lowers the cost-of-entry and minimizes the time commitment for real estate investing. An investment in the Company entitles the investor to the potential economic and tax benefits normally associated with direct property ownership, while requiring no investor involvement in asset or property management.

The Company’s manager is Fundhomes, Inc. (“Manager”). As the Company’s Manager, it will manage the Company’s day-to-day operations. The Manager is also the manager of each Series and Fundhomes PM, a wholly owned subsidiary of the Manager and the property manager of each Series and will manage each property that a Series acquires. Notwithstanding the foregoing, our Manager may elect to engage a third-party property management company in lieu of Fundhomes PM. Neither Fundhomes nor Fundhomes PM have participated as Managers or Sponsors in any previous direct participation programs as defined in FINRA Rule 2310(a)(18) and 2310(b)(3)(D).

Going Concern

The Company’s financial statements have been prepared assuming the Company will continue as a going concern. The Company is newly formed and has generated limited revenues from operations. The Company may require additional capital until revenue from operations are sufficient to cover operational costs. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

During the next 12 months, the Company intends to fund operations through member advances and debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development and operations, which could harm its business, financial condition and operating results. The Company’s accompanying financial statements do not include any adjustments that might result from these uncertainties.

Operating Results

As of December 31, 2023, only those Series identified under “PRIOR PERFORMANCE SUMMARY” in the Offering Statement has been formed. Revenues are generated incurred at the Series level. Each Series will be responsible for its own operating expenses, such as property taxes, property insurance, and home ownership association fees beginning on the closing date of the offering of such Series.

During the period ended December 31, 2023, the Manager advanced $176,092 to Series FL01. The advance is unsecured, non-interest bearing and due on demand. As of December 31, 2023, the balance outstanding on this advance was $76,092.

The Series enters into various transactions with the Manager and affiliates of the Manager in the normal course of operating and financing activities. As of December 31, 2023, Series WA-02 owed $286 to the Manager and Series WA-01 was owed $1,088 from the Property Manager. The amounts are non-interest bearing, with no stated repayment terms.

Below is a summary of operating expenses incurred to the Manager.

	FL-01	FL-02	WA-01	WA-02	Consolidated
Rent ready expenses	$1,775.00	$1,545.00	$1,768.00	$-	$5,088.00
Property management fees	1,862.00	-	-	-	1,862.00
Acquisition fees	-	-	-	-	-
	$3,637.00	$1,545.00	$1,768.00	$-	$6,950.00

In May 2022, FL02 received member contributions totaling $206,800. In October 2022, WA01 received member contributions totaling $435,000.

Liquidity and Capital Resources

Each future Series will most likely be dependent on the net proceeds from this offering for funding to acquire a property. Each Series will repay any loans used to acquire its property with proceeds generated from the closing of the offering of such Series. No Series will have any obligation to repay a loan incurred by our Company to purchase a property for another Series.

For information regarding the anticipated use of proceeds from the offering, see “USE OF PROCEEDS” in the Offering Statement.

Trend Information

The Company has a limited operating history and has not generated revenue from intended operations. The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions, including but not limited to: recession, downturn or otherwise; government policies surrounding tenant rights; local ordinances where properties reside as a result of the coronavirus pandemic; travel restrictions; changes in the real estate market; and interest-rate fluctuations. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company’s financial condition and the results of its operations.

On January 20, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economic and financial markets of many countries, including the geographical area in which the Company operates. Measures taken by various governments to contain the virus have affected economic activity. Due to our recent formation, the impact on our business and results has not been significant. We will continue to follow the various government policies and advice, and, in parallel, we will do our utmost to continue our operations in the best and safest way possible without jeopardizing the health or our stakeholders.

Long-term decreased demand in the travel and rental housing industry would adversely affect our business model. Demand for rental and vacation housing is tied to the broader economy and factors outside the Company’s control. Should factors such as COVID-19 pandemic result in continued loss of general economic activity, we would experience a slower growth rate in demand for our products and services.

Item 3. Directors and Officers

The following table sets forth certain information with respect to each of the directors and executive officers of the Manager:

Executive Officer	Position	Age	Term of Office	Full Time / Part Time
Ming Zhu	CEO / President	36	March 16, 2022	Full Time.
Ming Zhu	Director	36	March 16, 2022	Full Time

Ming Zhu, CEO, President and Director

Ming is an entrepreneur and real estate investor. Prior to Fundhomes, Inc., he worked for Google (July 2012 to November 2014) and Amazon (December 2014 to November 2021) as a software engineer and founded several successful startups. He has more than 7 years’ experience in real estate investment personally, having starting investing in real estate in 2015, as well as experience providing private property management services as the owner of a vacation rental management company, Yirental, in the Seattle, Washington area, which presently manages over 20 units. Yirental was founded in 2017 by Ming and Ming is the majority owner of Yirental, owning 90% of the equity ownership interest. At present, Ming owns four properties in Washington State, two are located in Seattle, Washington, one is located in Tukwila, Washington, and one is located in Edmonds, Washington. All four properties are currently operating as vacation rental properties.

Manager and the Operating Agreement

The Manager will be responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The Manager and its officers will not be required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

The Manager will perform its duties and responsibilities pursuant to the Operating Agreement. The Manager will maintain a contractual, as opposed to a fiduciary relationship, with us and our investors. Furthermore, we have agreed to limit the liability of the Manager and to indemnify the Manager against certain liabilities.

The Operating Agreement further provides that our Manager, in exercising its rights in its capacity as the Manager, will be entitled to consider only such Interests and factors as it desires, including its own Interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting our Company, any Series of Interests or any of the interest holders and will not be subject to any different standards imposed by the Operating Agreement, the Delaware Limited Liability Company Act (“Delaware LLC Act”) or under any other law, rule or regulation or in equity. In addition, the Operating Agreement provides that our Manager will not have any duty (including any fiduciary duty) to our Company, any Series or any of the interest holders.

Responsibilities of the Manager

The responsibilities of the Manager include

●	Investment advisory, origination and acquisition services such as approving and overseeing our overall investment strategy, which will consist of elements such as investment selection criteria, diversification strategies and asset disposition strategies;

●	Offering services such as the development of our Series Offerings, including the determination of their specific terms;

●	Management services such as investigating, selecting, and, on our behalf, engaging and conducting business with such persons as the Manager deems necessary to the proper performance of its obligations under the Operating Agreement, including but not limited to consultants, accountants, lenders, technical Managers, attorneys, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, developers, construction companies, property Managers and any and all persons acting in any other capacity deemed by the Manager necessary or desirable for the performance of any of the services under the Operating Agreement;

●	Accounting and administrative services such as maintaining accounting data and any other information concerning our activities, including annual financial statements, and managing and performing the various administrative functions necessary for our day-to-day operations;

●	Investor services such as managing communications with our investors, including answering phone calls, preparing and sending written and electronic reports and other communications;

●	Financing services such as monitoring and overseeing the service of our debt facilities and other financings, if any; and

●	Disposition services such as evaluating and approving potential asset dispositions, sales or liquidity transactions.

Term and Removal of the Manager

The Operating Agreement provides that the Manager will serve as the Manager for an indefinite term, but that the Manager only be removed as Manager of our Company and each Series of Interests in a very limited circumstance, following a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with our Company or a Series of Interests, by an affirmative vote of two-thirds of our Company’s members. Additionally, the Manager may choose to withdraw as the Manager, under certain circumstances.

The Manager may assign its rights under the Operating Agreement in its entirety or delegate certain of its duties under the Operating Agreement to any of its affiliates without the approval of our investors so long as the Manager remains liable for any such affiliate’s performance. The Manager may withdraw as the Manager if we become required to register as an investment company under the Investment Company Act, with such withdrawal deemed to occur immediately before such event. In the event of the removal of the Manager, the Manager will cooperate with us and take all reasonable steps to assist in making an orderly transition of the management function. The Manager will determine whether any succeeding Manager possesses sufficient qualifications to perform the management function.

Other than any accrued fees payable to the Manager, no additional compensation will be paid to the Manager in the event of the removal of the Manager.

Reimbursement of Expenses

Because the Manager’s personnel will perform certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants otherwise would perform, the Manager will be reimbursed for the documented cost of performing such tasks. We will also pay all fees, costs and expenses of the Series, and of our Company as applicable, other than those specifically required to be borne by the Manager under the Operating Agreement. These expenses include, but are not limited to:

●	expenses associated with the listing of our interests (or any other securities of our Company) on a securities exchange or alternative trading system (“ATS”), if applicable, or with the formation of our Company or any Series or subsidiary thereof and the offering, issuance and distribution of our interests (or any other securities of our Company), such as selling commissions and fees, advertising expenses, taxes, legal and accounting fees, listing and registration fees;

●	expenses in connection with the transaction costs incident to the acquisition, origination, disposition and financing of our properties;

●	expenses of organizing, revising, amending, converting, modifying or terminating our Company or any Series or subsidiary thereof;

●	costs associated with the establishment and maintenance of any credit facilities, repurchase agreements, and securitization vehicles or other indebtedness of ours (including commitment fees, accounting fees, legal fees, closing and other similar costs);

●	expenses connected with communications to any lenders and holders of our securities or of our subsidiaries and other bookkeeping and clerical work necessary in maintaining relations with any lenders and holders of such securities and in complying with the continuous reporting and other requirements of governmental bodies or agencies, including, without limitation, all costs of preparing and filing required reports with the Commission, the costs payable by us to any transfer agent and registrar in connection with the listing and/or trading of our interests on any exchange, the fees payable by us to any such exchange in connection with its listing, and costs of preparing, printing and mailing our annual report to our investors and proxy materials with respect to any meeting of our investors;

●	expenses incurred by managers, officers, personnel and agents of the Manager for travel on our behalf and other out-of-pocket expenses incurred by managers, officers, personnel and agents of the Manager in connection with the purchase, origination, financing, refinancing, sale or other disposition of a property;

●	costs and expenses incurred with respect to market information systems and publications, pricing and valuation services, research publications and materials, and settlement, clearing and custodial fees and expenses;

●	compensation and expenses of our custodian and transfer agent, if any;

●	all other costs and expenses relating to our business operations, including, without limitation, the costs and expenses of acquiring, owning, protecting, maintaining, developing and disposing of properties, including appraisal, reporting, audit and legal fees;

●	all costs and expenses relating to the development and management of our website

●	any judgment or settlement of pending or threatened proceedings (whether civil, criminal or otherwise), including any costs or expenses incurred in connection therewith, against us or any subsidiary, or against any trustee, director or executive officer of us or of any subsidiary in his or her capacity as such for which we or any subsidiary is required to indemnify such trustee, director or executive officer by any court or governmental agency; and

●	any judgment or settlement of pending or threatened proceedings (whether civil, criminal or otherwise), including any costs or expenses incurred in connection therewith, against us or any subsidiary, or against any trustee, director or executive officer of us or of any subsidiary in his or her capacity as such for which we or any subsidiary is required to indemnify such trustee, director or executive officer by any court or governmental agency; and

●	all other expenses actually incurred by the Manager (except as described below) which are reasonably necessary for the performance by the Manager of its duties and functions under the Operating Agreement.

However, to the extent the Manager advances the fees, costs and expenses that it is not obligated to pay under the Operating Agreement, our Company will reimburse the Manager for such fees, costs and expenses. Expense reimbursements shall be payable monthly in cash.

Limited Liability and Indemnification of our Manager

The Operating Agreement provides that none of our Manager, any current or former directors, officers, employees, partners, shareholders, members, controlling persons, agents or independent contractors of our Manager nor persons acting at the request of the Company in certain capacities with respect to other entities will be liable to the Company, any Series or any interest holders for any act or omission taken by them in connection with the business of the Company or any Series that has not been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Each Series will indemnify these persons out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving the Company or such Series and with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Item 4. Security Ownership of Management and Certain Securityholders

The following table displays the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of the Company’s capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of the Company’s capital stock.

Type of Interest	Name and Address of Beneficial Owner	Amount and Nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of Class	Percent of Voting Power
Membership Interest	Fundhomes, Inc. 1700 Westlake Ave N Suite 200 Seattle, WA 98109	100% of initial membership interest in Series FL01, a series of Fundhomes I, LLC	N/A	100%	100%

As of the date hereof, only Series Interest in FL02 and WA01 were outstanding and none of those Series Interests were held by any director, officer or significant employee of the Company or the Manager. Under the Operating Agreement, Fundhomes, Inc., relinquished its initial membership interest in Series FL01 at such time of the initial closing with respect to Series FL01.

Item 5. Interest of Management and Others in Certain Transactions

Property Acquisition

It is intended that in the future, some of the Series will acquire their properties directly from the Manager or from a Manager subsidiary. Prior to a sale to a Series, the Manager, or the Manager subsidiary, will acquire a property, repair and improve the property and place the property into vacation rental service. If the Manager or one of its subsidiaries purchased the property directly, then, after the relevant Series has obtained sufficient financing, it would sell the property to that Series for an amount equal to the original purchase price (including closing costs) plus holding costs, renovation costs and furnishing expenses incurred by the Manager prior to the sale to the Series as well as the applicable acquisition fee specified in the Series Designation for the relevant Series. Alternatively, as in the case of Series FL01, the Manager may establish a Series to purchase the property and such purchase may be financed initially in part with a loan from the Manager which would then be repaid upon the Series successfully raising the capital.

Conflicts of Interest

The Company is subject to various conflicts of interest arising out of its relationship with the Manager and its affiliates. These conflicts are discussed below.

The Company and each Series is subject to various conflicts of interest arising out of its relationship with our Manager and the Manager’s principals, members, managers or affiliates. None of the agreements and arrangements between us and our Manager and the Manager’s principals, members, Managers or affiliates, including those relating to compensation, resulted from arm’s length negotiations. In addition, no assurances can be made that other conflicts of interest will not arise in the future. These conflicts of interest include, but are not limited to, the following:

Allocation of Time

The Company relies on the Manager’s real estate professionals and other staff, who act on behalf of the Manager and the Company for the day-to-day operation of their respective businesses. Mr. Zhu is the Chief Executive Officer, President and sole director of the Company’s Manager. The Company’s Manager is also the sole member of Fundhomes PM. As a result of his interests in these other entities, his obligations to other investors and the fact that he engages in and will continue to engage in other business activities on behalf of himself and others, Mr. Zhu will face conflicts of interest in allocating his time among the Company, the Manager, Fundhomes PM, other related entities and other business activities in which he is involved. However, the Company believes that the Manager and its affiliates have sufficient real estate professionals to fully discharge their responsibilities to the Manager entities for which they work.

Competition by the Company with Other Affiliated Companies

From time to time, the Manager may create new entities that will acquire real estate assets and make offers of securities to accredited investors, foreign investors and under Regulation D or Regulation A or otherwise. The Manager will, in its sole discretion, determine which entity will be responsible for acquiring a specific asset.

Other Investments

The Manager and its principals will devote to the Company and each Series such time and effort as is reasonably necessary to manage the Company’s and Series’ business, investments and affairs. The Manager’s principals have other business interests, including ownership interests in other companies. The performance of and financial returns on such other investments may be at odds with those of the Company or a Series.

Diverse Membership

The Members may include taxable and tax-exempt persons and entities and may include persons or entities organized in various jurisdictions including foreign investors. As a result, conflicts of interest may arise in connection with decisions made by our Manager that may be more beneficial for one type of Member than for another type of Member.

Term and Removal of the Manager

The Operating Agreement provides that the Manager will serve as the Manager for an indefinite term, but that the Manager only be removed as Manager of our Company and each Series of Interests in a very limited circumstance, following a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with our Company or a Series of Interests, by an affirmative vote of two-thirds of our Company’s members. Additionally, the Manager may choose to withdraw as the Manager, under certain circumstances.

The Manager may assign its rights under the Operating Agreement in its entirety or delegate certain of its duties under the Operating Agreement to any of its affiliates without the approval of our investors so long as the Manager remains liable for any such affiliate’s performance. The Manager may withdraw as the Manager if we become required to register as an investment company under the Investment Company Act, with such withdrawal deemed to occur immediately before such event. In the event of the removal of the Manager, the Manager will cooperate with us and take all reasonable steps to assist in making an orderly transition of the management function. The Manager will determine whether any succeeding Manager possesses sufficient qualifications to perform the management function.

Other than any accrued fees payable to the Manager, no additional compensation will be paid to the Manager in the event of the removal of the Manager.

Limited Liability and Indemnification of our Manager

The Operating Agreement provides that none of our Manager, any current or former directors, officers, employees, partners, shareholders, members, controlling persons, agents or independent contractors of our Manager nor persons acting at the request of the Company in certain capacities with respect to other entities will be liable to the Company, any Series or any interest holders for any act or omission taken by them in connection with the business of the Company or any Series that has not been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Each Series will indemnify these persons out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving the Company or such Series and with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Related Party Transactions

During the period ended December 31, 2023, the Manager advanced $176,092 to FL-01. The advance is unsecured, non-interest bearing and due on demand. As of December 31, 2023, the balance outstanding on this advance was $76,092.

The Series enters into various transactions with the Manager and affiliates of the Manager in the normal course of operating and financing activities. As of December 31, 2023, Series WA-02 owed $286 to the Manager and Series WA-01 was owed $1,088 from the Property Manager. The amounts are non-interest bearing, with no stated repayment terms.

Below is a summary of operating expenses incurred to the Manager.

	FL-01	FL-02	WA-01	WA-02	Consolidated
Rent ready expenses	$1,775.00	$1,545.00	$1,768.00	$-	$5,088.00
Property management fees	1,862.00	-	-	-	1,862.00
Acquisition fees	-	-	-	-	-
	$3,637.00	$1,545.00	$1,768.00	$-	$6,950.00

Item 6. Other Information

Declaration of Dividend

On April 24, 2024, Fundhomes I, LLC (“Fundhomes”) will make a distribution to shareholders per membership interest in the amounts corresponding to the relevant series as listed in the chart below. Shareholders will be issued a K-1 following the end of Fundhomes’s fiscal year and should consult their tax advisors regarding any tax consequences regarding the investment and any dividends received. For any additional information regarding the membership interests discussed herein, shareholders should refer to the Offering Statement.

Series of Fundhomes I, LLC	Dividend Amount Per Share
FL01	$0.16

Item 7. Financial Statements

Our financial statements as of December 31, 2023, included in this Form 1-K have been audited by George Dimov CPA, an independent certified public accounting firm, as stated in its report appearing herein.

FUNDHOMES I, LLC

INDEPENDENT AUDITOR’S REPORT

ON CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

Prepared by:

George Dimov, CPA
1627 K St NW

Washington, DC 20006

(833) 829-1120

WWW.DIMOVTAX.COM

FUNDHOMES I, LLC

GEORGE DIMOV CPA CERTIFIED PUBLIC ACCOUNTANT FIRM	1627 K St NW Washington, DC 20006 (833) 829-1120 WWW.DIMOVTAX.COM

INDEPENDENT AUDITOR’S REPORT

To the Members of
Fundhomes I, LLC

800 North State Street, Suite 403, City of Dover, Delaware 19901, USA

We have audited the accompanying consolidated financial statements of Fundhomes I, LLC (the “Company”) on a consolidated basis, which comprise the consolidated balance sheets of the Company as of December 31, 2023, and the related consolidated statements of income, changes in members’ equity / (deficit), and cash flows for the year then ended, and the related notes to the consolidated financial statements. We have audited the accompanying financial statements of each Series of the Company: Series FL01, Series FL02, Series WA01 and Series WA02, which comprise each listed Series’ balance sheet as of December 31, 2023, and the related statements of income, changes in members’ equity / (deficit), and cash flows for the year then ended, and the related notes to each listed Series’ financial statements.

Management’s Responsibility for the Consolidated Financial Statements and Each Series’ Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements and each listed Series’ financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements and each listed Series’ financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability and each listed Series’ ability to continue as a going concern within one year after the date that the consolidated financial statements and each listed Series’ financial statements are available to be issued.

Auditor’s Responsibility for the Audit of the Consolidated Financial Statements and Each Series’ Financial Statements

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements and each Series’ financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023, the financial position of each listed Series as of December 31, 2023, the results of the Company’s consolidated operations and its cash flows for the year then ended, and the results of each listed Series’ operations and cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s and Each Listed Series’ Ability to Continue as a Going Concern

The accompanying consolidated financial statements and each listed Series’ financial statements have been prepared assuming that the Company and each listed Series will continue as a going concern. For the period ended December 31, 2023 the Company had a consolidated loss of $6,157 and incurred negative operating cash flows of $41,003. These factors, among others, raise substantial doubt about the Company’s ability and each listed Series’ ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 3. The consolidated financial statements and each listed Series’ financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

George Dimov, CPA
Washington, DC
March 11, 2024

FUNDHOMES I, LLC

CONSOLIDATED BALANCE SHEETS

as of December 31, 2023

US Dollars	Note	FL01	FL02	WA01	WA02	Consolidated
Assets
Real estate assets, net	4	485,621	515,395	724,860	-	1,725,876
Deposits		500	-	-	-	500
Non-current assets		486,121	515,395	724,860	-	1,726,376

Deferred offering costs		68,019	-	-	-	68,019
Cash and cash equivalents		32,779	9,458	21,693	-	63,930
Accounts receivable		1,626	-	5,980	-	7,606
Prepaid expenses		1,190	1,168	1,557	-	3,915
Due from related party		-	(715)	1,667	-	952
Other assets		422	-	(341)	-	81
Current assets		104,036	9,911	30,556	-	144,503
Total assets		590,157	525,306	755,416	-	1,870,879

Liabilities
Mortgage payable, net	5	366,424	383,490	476,703	-	1,226,617

Non-current liabilities		366,424	383,490	476,703	-	1,226,617
Due to related party		76,092	8,000	1,088	286	85,466
Interest payable		1,870	1,954	3,353	-	7,177
Accrued dividends payable		3,557	(1,285)	3,584	-	5,856
Property tax payable		-	5,825	-	-	5,825
Other tax payable		-	-	1,788	-	1,788
Current liabilities		81,519	14,494	9,813	286	106,112
Total liabilities		447,943	397,984	486,516	286	1,332,729

Members’ equity (deficit)
Members’ capital	6	205,107	193,113	392,107	-	790,327
Accumulated deficit		(62,893)	(65,791)	(123,207)	(286)	(252,177)
Total members’ equity (deficit)		142,214	127,322	268,900	(286)	538,150
Total liabilities and members’ equity (deficit)		590,157	525,306	755,416	-	1,870,879

The notes on pages 9-16 form an integral part of the consolidated financial statements.

The independent auditor’s report is on page 3.

FUNDHOMES I, LLC

CONSOLIDATED INCOME STATEMENTS

for the year ended December 31, 2023

US Dollars	Note	FL01	FL02	WA01	WA02	Consolidated
Income
Rental income		67,726	57,464	132,047	-	257,237
Total income		67,726	57,464	132,047	-	257,237
Operating expenses
Repair and maintenance		20,164	19,565	28,282	-	68,011
Depreciation		11,766	14,087	19,003	-	44,856
Utilities		8,724	8,457	6,943	-	24,124
Property taxes		5,340	5,825	4,536	-	15,701
Rent ready fee		1,775	1,545	1,768	-	5,088
Insurance expense		1,711	1,564	1,452	-	4,727
Asset management fee		-	-	4,350	-	4,350
Legal and professional services		463	1,712	1,980	190	4,345
Property management fee		1,862	-	-	-	1,862
HOA Fees		580	580	-	-	1,160
Bank charges and fees		362	90	473	80	1,005
Other operating expenses		300	-	693	-	993
Total operating expenses		53,047	53,425	69,480	270	176,222
		14,679	4,039	62,567	(270)	81,015
Income (loss) from operations
Other income (expense), net
Interest expense		22,457	23,530	40,219	-	86,206
Loan fees amortization		296	296	374	-	966
Total other expense		22,753	23,826	40,593	-	87,172
Net income (loss)		(8,074)	(19,787)	21,974	(270)	(6,157)
Weighted average membership interests			16,446	12,848
Net income (loss) per membership interest			(1,20)	1,71

The notes on pages 9-16 form an integral part of the consolidated financial statements.

The independent auditor’s report is on page 3.

FUNDHOMES I, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

for the year ended December 31, 2023

	FL01			FL02			WA01			WA02			Consolidated
US Dollars	Members’ Capital	Accumulated Deficit	Total Members’ Equity (Deficit)	Members’ Capital	Accumulated Deficit	Total Members’ Equity (Deficit)	Members’ Capital	Accumulated Deficit	Total Members’ Equity (Deficit)	Members’ Capital	Accumulated Deficit	Total Members’ Equity (Deficit)	Members’ Capital	Accumulated Deficit	Total Members’ Equity (Deficit)
Balances as of December 31, 2022	79,259	(54,819)	24,440	197,781	(46,004)	151,777	430,958	(145,182)	285,776	-	(16)	(16)	707,998	(246,021)	461,977
Members contributions	134,065	-	134,065	-	-	-	-	-	-	-	-	-	134,065	-	134,065
Distributions	(8,217)	-	(8,217)	(4,668)	-	(4,668)	(38,851)	-	(38,851)	-	-	-	(51,736)	-	(51,736)
Net income (loss)	-	(8,074)	(8,074)	-	(19,787)	(19,787)	-	21,975	21,975	-	(270)	(270)	-	(6,156)	(6,156)
Balances as of December 31, 2023	205,107	(62,893)	142,214	193,113	(65,791)	127,322	392,107	(123,207)	268,900	-	(286)	(286)	790,327	(252,177)	538,150

The notes on ages 9-16 form an integr$al part of t$$l$idated financial st$$atements.

The independent auditor’s report is on page 3.

FUNDHOMES I, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the year ended December 31, 2023

US Dollars	Note	FL01	FL02	WA01	WA02	Consolidated

Cash flows from operating activities:
Net income (loss)		(8,074)	(19,787)	21,974	(270)	(6,157)
Adjustments to reconcile net income (loss) to net cash provide by (used in) operating activities:
Depreciation		11,766	14,087	19,003	-	44,856
Loan fees amortization		296	296	374	-	966
Changes in assets and liabilities:
Due from related party		-	8,428	703	-	9,131
Prepaid expenses		422	124	1,481	-	2,027
Other assets		(422)	-	341	-	(81)
Accounts receivable		(1,626)	-	(5,980)	-	(7,606)
Property tax payable		-	5,825	-	-	5,825
Other tax payable		-	-	1,788	-	1,788
Interest payable		-	(2)	2	-	-
Accrued dividends payable		3,557	(4,125)	(458)	-	(1,026)
Due to related party		(100,000)	8,000	1,088	186	(90,726)
Net cash provided by (used in) operating activities		(94,081)	12,846	40,316	(84)	(41,003)
Cash flows from financing activities:
Contributions		134,065	-	-	-	134,065
Distributions		(8,217)	(4,668)	(38,851)	-	(51,736)
Net cash provided by financing activities		125,848	(4,668)	(38,851)	-	82,329
Net change in cash		31,767	8,178	1,465	(84)	41,326
Cash at beginning of period		1,012	1,280	20,228	84	22,604
Cash at end of period		32,779	9,458	21,693	-	63,930
Supplemental disclosure of cash flow information:
Cash paid for income taxes		-	-	-	-	-
Cash paid for interest		20,585	21,574	36,867	-	79,026

The notes on pages 9-16 form an integral part of the consolidated financial statements.

The independent auditor’s report is on page 3.

FUNDHOMES I, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023

(in US Dollars)

1.	NATURE OF OPERATIONS

Fundhomes I, LLC (the “Company”) is a Series limited liability company formed on March 16, 2022 under the laws of Delaware. The Company was formed to permit public investment in individual single family rental homes, each of which will be held by a separate property-owning subsidiary owned by a separate Series of limited liability interests, or “Series”, that the Manager established. As a Delaware Series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law. The Company is located at 800 North State Street, Suite 403, City of Dover, Delaware 19901, USA.

On April 18, 2022, Fundhomes I, LLC – FL01 (“Series FL01”) was formed under the laws of Delaware as a series of the Company.

On April 18, 2022, Fundhomes I, LLC – FL02 (“Series FL02”) was formed under the laws of Delaware as a series of the Company.

On August 15, 2022, Fundhomes I, LLC – WA01 (“Series WA01”) was formed under the laws of Delaware as a series of the Company.

On August 15, 2022, Fundhomes I, LLC – WA02 (“Series WA02”) was formed under the laws of Delaware as a series of the Company.

Fundhomes, Inc. (“Manager”), a Delaware corporation, is the Manager of the Company. Fundhomes Property Management, LLC (“Property Manager” or “Fundhomes PM”) is the Property Manager of the Company.

These consolidated financial statements cover the year ended December 31, 2023 and intended for the sole use of Fundhomes I, LLC, its members and other users at the sole discretion of the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The accompanying consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The Company and each Series has adopted a calendar year as its fiscal year.

The Company is an emerging growth company as the term is used in The Jumpstart Our Business Startups Act, enacted on April 5, 2012 and has elected to comply with certain reduced public company reporting requirements, including delayed implementation dates from those applicable to public business entities.

Principles of Consolidation

These consolidated financial statements include the accounts of Fundhomes I, LLC and each Series listed in Note 1 (collectively the “Series”). All inter-company transactions and balances have been eliminated on consolidation.

Use of Estimates

The preparation of the consolidated financial statements and each Series’ financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company and each Series consider all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s and each Series’ cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Deferred Offering Costs

The Company and each Series complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity/(deficit) upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2023, Series FL01 has incurred $68,019 in deferred offering costs.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Allocation Policy

The Manager will allocate revenues and costs among the various Series. The allocation policy requires that items not related to a specific Series will be allocated as determined by the Manager. The Manager may amend the allocation policy in its sole discretion from time to time.

All brokerage fees, offering expenses and operating expenses shall be allocated by the Manager in accordance with the allocation policy.

The Manager, in its sole discretion may defer or waive any fee payable to it under the operating agreement. All or any portion of any deferred fees will be deferred without interest and paid when the Manager determines.

Management Fee

Each Series shall pay the Manager an annual asset management fee equal to one percent (1%) of the capital contributions to the Series. The management fee shall be earned and paid promptly after the end of each calendar month. The Manager may, in its discretion, reduce or waive all or a portion of the management fee in respect of one or more investors. If members make additional capital contributions, then, unless the Manager agrees otherwise, each Member’s additional capital contribution shall bear management fees with respect to the amount of such increase beginning on (and not before) the date such increase is accepted by the Manager.

Acquisition Fee

At the time a Series acquires property (“Series Property”), or upon capital funding, the Series shall pay Manager an acquisition fee. The acquisition fee shall cover the following fees, costs and expenses allocable to such Series (or such Series pro rata share of any such fees, costs and expenses allocable to the Company) and incurred by the Manager in connection with the evaluation, discovery, investigation, development and acquisition of a Series Property, including brokerage and sales fees and commissions (but excluding any brokerage fee), appraisal fees, research fees, transfer taxes, third party industry and due diligence experts, bank fees and interest (if the Series Property was acquired using debt prior to completion of the closing on a Series property), technology costs, fling fees and similar costs and expenses incurred in connection with the evaluation, discovery, investigation and acquisition of a Series Property.

Rent Ready Fee

Upon capital funding, the Manager shall receive a one-time rent ready fee for the Series property to compensate the Manager for readying the Series property for rental. The amount of the rent ready fee shall be set forth in the applicable Series Designation. The Manager, in its discretion, may defer the payment of any portion of the rent ready fee.

Property Management Fee

Each Series shall pay the property manager, Fundhomes Property Management, LLC (the “Property Manager”) a property management fee equal to twenty (20%) of the Series’ Property’s gross monthly rental receipts. The property management fee shall be paid at the end of each calendar month. The Property Manager may defer any portion of this fee in its sole discretion. The Property Manager may elect to engage a third-party property manager on behalf of the Company, in which event the property management fee shall be payable to such third-party property manager and not the Property Manager.

Prepaid and Accrued Expenses

Prepaid expenses consist of prepaid insurance. Accrued expenses includes accrued dividends and interest payable on the Series’ mortgages.

Real Estate Assets

Real estate assets are stated at cost less accumulated depreciation. The Company and each Series’ real estate assets includes the cost of the purchased property, including the building and related land. The Company and each Series allocate certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized building costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of 5-7 years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated statement of operations.

Impairment of Long-Lived Assets

The Company and each Series continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company and each Series assess the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company and each Series recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company and each Series did not record any impairment losses on long-lived assets for the period ended December 31, 2023.

Revenue Recognition

The Company and each Series adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company and each Series determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Series expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company and each Series does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company and each Series recognize rental revenue upon completion of each rental stay, when earned.

Operating Expenses

The Company is responsible for the costs and expenses attributable to its activities. The Manager will bear its own expenses of an ordinary nature. If there are not sufficient cash reserves of, or revenues generated by, a Series to meet its operating expenses, the Manager may: (a) issue additional interests in such Series; (b) pay such excess operating expenses and not seek reimbursement; and/or (c) enter into an agreement pursuant to which the Manager loans to the Company an amount equal to the remaining excess operating expenses (the “Operating Expenses Reimbursement Obligation”). The Manager, in its sole discretion, may impose a reasonable rate of interest (a rate no less than the applicable federal rate on any operating expenses reimbursement obligation. The Operating Expenses Reimbursement Obligation shall become repayable when cash becomes available.

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the consolidated financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Earnings/(Loss) per Membership Interest:

Upon completion of an offering, each Series intends to comply with accounting and disclosure requirement of ASC Topic 260, “Earnings per Share.” For each Series, earnings (loss) per membership interest (“EPMI”) will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding membership interests in that particular Series during the period.

Recently Issued and Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted the ASU upon inception and it did not have any effect on its consolidated financial statements and each Series’ financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard upon inception and it did not have a material impact on their consolidated financial statements and each Series’ financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements and each Series’ financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

3.	GOING CONCERN

The accompanying consolidated financial statements and financial statements of each Series have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. For the period ended December 31, 2023 the Company had a consolidated loss of $6,157 and incurred negative operating cash flows of $41,003. These factors, among others, raise substantial doubt about the ability of the Company and each Series to continue as a going concern for a reasonable period of time. The Company’s and each Series’ ability to continue as a going concern in the next twelve months is dependent upon its ability to continue to generate cash flow from the rental property or obtain funding from the Manager. In the event the Company and each Series requires immediate liquidity to continue its operations, the Manager plans to fund the Company and each Series to cover its operating expense requirements. However, there are no assurances that the Manager will always be in the position to provide funding when needed. The consolidated financial statements and financial statements of each listed Series do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Series be unable to continue as a going concern.

4.	REAL ESTATE ASSETS, NET

Real estate assets, net consists of the following:

	FL01	FL02	WA01	WA02	Consolidated
Building	323,564	387,386	522,592	-	1,233,542
Land	180,000	150,000	225,000	-	555,000
Total	503,564	537,386	747,592	-	1,788,542
Less: Accumulated depreciation	(17,943)	(21,991)	(22,732)	-	(62,666)
Real estate assets, net	485,621	515,395	724,860	-	1,725,876

Depreciation expense was $44,856 for the period ended December 31, 2023, as detailed by Series in the consolidated statements of cash flows.

5.	MORTGAGE PAYABLE, NET

In connection with the purchase of the FL01 property in 2022, Series FL01 entered into a mortgage with Interfirst Mortgage Company for a principal of $374,900, including loan fees of $8,904. The mortgage bears interest at a rate of 5.990% per annum. The mortgage requires interest only payments on a monthly basis of $1,871 per month for the first 120 months, and then payments of principal and interest for the remaining 240 months at $2,684 per month, and the principal must be repaid within 30 years of the date of closing of the purchase of the Series’ property. The mortgage is secured by the Series property. As of December 31, 2023, the entire principal of the mortgage loan remained outstanding. Interest expense was $22,457 for the period ended December 31, 2023, of which $1,871 was accrued and unpaid as of December 31, 2023.

In connection with the purchase of the FL02 property in 2022, Series FL02 entered into a mortgage with Interfirst Mortgage Company for a principal of $391,900, including loan fees of $8,872. The mortgage bears interest at a rate of 5.990% per annum. The mortgage requires interest only payments on a monthly basis of $1,956 per month for the first 120 months, and then payments of principal and interest for the remaining 240 months at $2,805 per month, and the principal must be repaid within 30 years of the date of closing of the purchase of the Series’ property. The mortgage is secured by the Series property. As of December 31, 2023, the entire principal of the mortgage loan remained outstanding. Interest expense was $23,530 for the period ended December 31, 2023, of which $1,956 was accrued and unpaid as of December 31, 2023.

In connection with the purchase of the WA01 property in 2022, Series WA01 entered into a mortgage with Vontive for a principal of $487,500, including loan fees of $11,245. The mortgage bears interest at a rate of 8.250% for the first 5 years, then a rate equal to the 1-Year LIBOR rate plus 4% for the next 25 years. The mortgage requires interest only payments on a monthly basis of $3,352 for the first five years and then monthly principal and interest payments for the next 25 years. The maturity date is 30 years from the date of closing of the purchase of the Series’ property. The mortgage is secured by the Series property and guaranteed by the CEO of the Manager. As of December 31, 2023, the entire principal of the mortgage loan remained outstanding. Interest expense was $40,219 for the period ended December 31, 2023, of which $3,352 was accrued and unpaid as of December 31, 2023. Mortgage payable, net consisted of the following:

	FL01	FL02	WA01	WA02	Consolidated
Outstanding principal	374,900	391,900	487,500	-	1,254,300
Less: Unamortized loan fees	(8,476)	(8,410)	(10,797)	-	(27,683)
Mortgage payable, net	366,424	383,490	476,703	-	1,226,617

Loan fees incurred in connection with the mortgage loans were capitalized as a debt discount and are being amortized to interest expenses over the life of the loan. During the period ended December 31, 2023, the Company recorded amortization of loan fees of $967.

6.	MEMBERS’ EQUITY (DEFICIT)

The Company is managed by Fundhomes, Inc., a Delaware corporation and managing member of the Company (the “Manager”). The Manager is also the manager of each Series and Fundhomes PM, a wholly owned subsidiary of the Manager and the property manager of each Series and will manage each property that a Series acquires. Notwithstanding the foregoing, the Manager may elect to engage a third-party property management company in lieu of Fundhomes PM. Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company.

The Manager is responsible for directing the management of Company’s and each Series’ business and affairs, managing the day-to-day affairs, and implementing the Series’ investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Company and each Series expects the Manager to make distributions on a quarterly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

During the period ended December 31, 2023, Series FL01 received contributions via Regulation D financings totaling $134,065.

During the period ended December 31, 2023, Series FL01, Series FL02 and Series WA-01 declared distributions to its members totaling $8,217, $4,668 and $38,851, respectively. As of December 31, 2023, dividends payable for Series FL01, Series FL02 and Series WA01 were $3,557, ($1,285) and $3,584, respectively.

7.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2023, Series FL01 repaid $100,000 to the Manager. As of December 31, 2023, Series’ FL01 balance outstanding on the Manager’s advance was $76,092. The advance is unsecured, non-interest bearing and due on demand. The Series enters into various transactions with the Manager and affiliates of the Manager in the normal course of operating and financing activities. As of December 31, 2023, Series WA01 and Series WA02 owed to the Manager $1,088 and $286, respectively. The amounts are non-interest bearing, with no stated repayment terms.

Below is a summary of operating expenses incurred to the Manager. Refer to Note 2 for a description of these expenses, as well as other types of expenses per the Company’s operating agreement.

	FL01	FL02	WA01	WA02	Consolidated
Rent ready fee	1,775	1,545	1,768	-	5,088
Asset management fee	-	-	4,350	-	4,350
Property management fee	1,862	-	-	-	1,862
Total	3,637	1,545	6,118	-	11,300

8.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 11, 2024, the date the consolidated financial statements and Series financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these consolidated financial statements or Series financial statements.

EXHIBIT INDEX

Exhibit 2.1*	Certificate of Formation of Fundhomes I, LLC
Exhibit 2.2*	Operating Agreement of Fundhomes I, LLC
Exhibit 3.1*	FL01 Series Designation
Exhibit 4.1*	Series FL01 subscription agreement
Exhibit 6.1*	Broker Dealer Agreement
Exhibit 6.2*	Form of Escrow Agreement
Exhibit 6.3*	Series FL01 Property Management Agreement
Exhibit 6.4*	Series FL01 Property Purchase and Sale Agreement
Exhibit 6.5*	Promissory Note from Fundhomes, Inc. to Series FL01
Exhibit 6.6*	Series FL02 Property Management Agreement
Exhibit 6.7*	Series FL02 Property Purchase and Sale Agreement
Exhibit 6.8*	Series WA01 Property Management Agreement
Exhibit 6.9*	Series WA01 Property Purchase and Sale Agreement
Exhibit 11.1*	Auditor’s Consent

*	Previously Filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Fundhomes I, LLC, a Delaware limited liability company

By:	Fundhomes, Inc., a Delaware corporation

By:	/s/ Ming Zhu
Name:	Ming Zhu
Its:	Chief Executive Officer
Date:	April 23, 2024

This Form 1-K has been signed by the following persons in the capacities and on the dates indicated.

Fundhomes I, LLC, a Delaware limited liability company

By:	Fundhomes, Inc., a Delaware corporation

By:	/s/ Ming Zhu
Name:	Ming Zhu
Date:	April 23, 2024

Its: Director, Chief Executive Officer, President, Treasurer, Secretary and Interim Principal Financial Officer and Principal Accounting Officer